UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         STATEMENT RE CHANGE IN MAJORITY
                       OF DIRECTORS PURSUANT TO RULE 14f-1
                               UNDER SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          Commission File No. 000-20936

                                DIVERSIFAX, INC.
                    (Exact name of registrant in its charter)

           DELAWARE                                      13-3637458
-------------------------------             ------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)

                               Shennan Zhong Road
                                 PO Box 031-114
                                 Shenzhen, China
           -----------------------------------------------------------
           (Address of principal executive office, including Zip Code)

                  Registrant's telephone number - (212)561-3604

         Securities registered under Section 12(g) of the Exchange Act:

                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                              (Title of each class)

--------------------------------------------------------------------------------
The number of shares outstanding of each of the Company's classes of common stock, as of December 22, 2006 is 27,017262 shares, all of one class, $.001 par value per share. Of this number, 155,179 shares were held by non-affiliates of the Company

*Affiliates for the purpose of this item refers to the Company's officers and directors and/or any persons or firms (excluding those brokerage firms and/or clearing houses and/or depository companies holding Company's securities as record holders only for their respective clienteles' beneficial interest) owing 5% or more of the Registrant's common stock, both of record and beneficially.

--------------------------------------------------------------------------------

             INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1

We are furnishing this Information Statement to all of the holders of record of our common stock, $.001 per value, at the close of business on January 5, 2007.

           This notice is required by Section 14(f) of the Securities
 Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 of the Securities and
                          Exchange Commission ("SEC").

--------------------------------------------------------------------------------

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION
                        WITH THIS INFORMATION STATEMENT.

--------------------------------------------------------------------------------

                                  INTRODUCTION

      This Information Statement sets forth the change in the majority of the Company's board of directors effected by that certain Merger Transaction described below, and contains related biographical and other information concerning the Company's executive officers, directors and certain beneficial holders. This Information Statement is being filed with the Securities and Exchange Commission ("SEC") and delivered to stockholders holding all 27,017,262 of the issued and outstanding shares of common stock, par value $.001 per share, of Diversifax, Inc. (the "Company"), representing all of the shares otherwise entitled to vote at a meeting of stockholders for the election of the Company's directors.

      However, because the Company's articles of incorporation and by-laws permit vacancies in its board of directors (the "Board") to be filled by a majority of the remaining directors, the holders of the Company's shares of common stock receiving this Information Statement are not being asked to vote or take any other action with respect to the transactions described by this Information Statement.

      All Company filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Company filings may be obtained from the SEC's website at http://www.sec.gov. Upon the completion of the Merger Transaction (as defined below), the Company filed a report on Form 8-K with the SEC concerning the Change in Control of the Company and the Departure and Election of Directors at the Company.

                         CHANGE IN MAJORITY OF DIRECTORS

      On December 11, 2006, as previously reported in the Company's Report on Form 8-K, filed on December 12, 2006, the Company consummated the Merger Transaction, whereby DFAX Acquisition Vehicle, Inc. ("DFAX"), a wholly owned subsidiary of the Company, merged with and into Upper Class Group Limited ("UCG"), pursuant to the terms and conditions of that certain Agreement and Plan of Merger, dated as of December 10, 2006, by and among the Company, DFAX, UCG, and the shareholders of UCG, as more particularly described in the Company's Reports on Form 8-K, dated December 12, 2006. As a result of the Merger Transaction, UCG, the surviving corporation, became the Company's wholly owned subsidiary.

      As contemplated by the Merger Transaction, at the Effective Date (as defined below) Juxiang Yu resigned from the Company's Board of Directors and, prior to his resignation, in accordance with Article II of the Company's By-Laws, elected Ming Yang and Naihui Miao (collectively, the "New Directors"). The New Directors will take office as directors effective upon the expiration of the statutory ten (10) day waiting period following the filing by the Company with the SEC of this Information Statement pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, relating to the change in control of the Board occasioned by their election to the Board (the "Effective Date"), and the resignation of Juxiang Yu will become effective.

                         SECURITIES OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth information regarding beneficial ownership of the common stock of the Company by: (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of its common stock as of December 29, 2006; (ii) each director and executive officer of the Company as of December 29, 2006; (iii) all officers and directors of the Company as a group as of December 29, 2006; and (iv) all proposed beneficial owners, directors and officers (individually and as a group) of the Company after giving effect to the Merger Transaction. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the SEC.

      Name and Address                Shares of Stock          Percentage        Shares of Stock        Percentage
  Of Beneficial Owner (1)       Beneficially Owned Prior to   of Class (2)      Beneficially Owned     of Class (2)
                                   the Merger Transaction                        After the Merger
                                                                                   Transaction
Juxiang Yu (3)                            362,083                 70%                362,083               1.34%
Ming Yang                                    0                     0%               5,024,000              18.6
Min Li                                       0                     0%                   0                   0%
Naihui Miao                                  0                     0%                   0                   0%
Wenxiang Yu                                  0                     0%               5,024,000              18.6%
Zhi Yang                                     0                     0%               3,349,600              12.4%
Yundai Liu                                   0                     0%               1,674,800              6.2%
Yongxia Cao                                  0                     0%               1,674,800              6.2%

      Name and Address                Shares of Stock          Percentage        Shares of Stock        Percentage
  Of Beneficial Owner (1)       Beneficially Owned Prior to   of Class (2)      Beneficially Owned     of Class (2)
                                   the Merger Transaction                        After the Merger
                                                                                   Transaction
Shenzhen Huaying Guaranty and                0                     0%               1,669,500              6.18%
Investment Company Limited
First Capital Limited                        0                     0%               2,915,000             10.79%
Shenzhen Dingyi Investment                   0                     0%               2,517,500              9.32%
Company Limited
China US Bridge Capital                      0                     0%               2,650,000              9.8%
Limited
Executive Officers and
Directors as a Group                      362,083                 70%               5,024,400              18.6%

----------

(1) A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of this report upon the exercise of warrants or options. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the date of this report have been exercised. The address for each beneficial owner is Shennan Zhong Road, PO Box 031-046, Shenzhen, China.

(2) The percentages listed in the "Percent of Class" column are based upon 27,017,262 issued and outstanding shares of Common Stock.

(3) Juxiang Yu resigned from the Board of Directors effective as of the Effective Date.

      Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by the owners, have sole investment and voting power over to the shares.

                        DIRECTORS AND EXECUTIVE OFFICERS

Management

      At the Effective Date, the resignation of Juxiang Yu, current director of the Company, will become effective, and the election to the Board of the Ming Yang and Naihui Miao will become effective. The following table sets forth information regarding the current executive officers and directors of the Company and the executive officers and directors of the Company following the completion of the Stock Transaction and the Effective Date.

      The Company's existing management consists of:

Name                           Age           Title
----                           ---           -----
Juxiang Yu                     31            President, Secretary and Director

Juxiang Yu -

      Since August 2006, Juxiang Yu served as President, Secretary and sole Director of the Company. From July 1996 to June 2004, Juxiang Yu was the Branch Manager for Ping An Insurance Co. at its Guangzhou branch, and from July 2004 Ms. Yu served has General Manager of Guangzhou Xufei Advertising Co.

      At the Effective Date, the Company's management shall consist of:

Name                           Age           Title
----                           ---           -----
Ming Yang                      40            Chairman, Chief Executive Officer
                                             and Director
Min Li                         30            Chief Financial Officer
Naihui Miao                    38            Secretary and Director

Ming Yang -

      Since July 2000, Ming Yang has served as Chairman of Shouguang City Yuxin Chemical Company Limited. Since May 2005, Mr. Yang has served as Chairman of Shouguang City Haoyuan Chemical Company Linited, Shouguang City He Mao Yuan Bromize Company Limited, and Shouguang City Qing River Real Estate Construction Company.

Min Li -

      Since January 2006, Min Li has served as Chief Financial Officer for Shouguang City Haoyuan Chemical Company Limited. From 2004 to 2006, Mr. Li served as Manager of Financial and Asset Management Department for Shouguang City Yuxin Chemical Company Limited. From 2000 to 2004, Mr. Li served as Manager of Accounting Department for the Yang Kou Brach of the China Construction Bank.

Naihui Miao -

      Since January 2006, Naihui Miao has served as Vice President of Shouguang City Haoyuan Chemical Company Limited. From 2005 to 2006, Mr. Miao served as Vice President of Shouguang City Yuxin Chemical Company Limited. From 1991 to 2005, Mr. Miao served as a Manager and then Vice President of Shouguang City Commercial Trading Center Company Limited.

Board of Directors: Compensation and Meetings

      All directors hold office until the completion of their term of office, which is not longer than one year, or until their successors have been elected. All officers are appointed annually by the board of directors and, subject to any existing employment agreement, serve at the discretion of the board. Currently, directors receive no compensation.

      All directors may be reimbursed by the Company for any expenses incurred in attending directors' meetings provided that Claremont has the resources to pay these fees. The Company will consider applying for officers and directors liability insurance at such time when it has the resources to do so.

Committees of the Board of Directors

      Concurrent with having sufficient members and resources, the Company's board of directors will establish an audit committee and a compensation committee. The audit committee will have a designated Audit Committee Financial Expert and be responsible to review the results and scope of the audit and other services provided by the independent auditors and review and evaluate the system of internal controls. The compensation committee will manage the stock option plan and review and recommend compensation arrangements for the officers.

      No final determination has yet been made as to the memberships of these committees or when we will have sufficient members to establish committees.

                             EXECUTIVE COMPENSATION

Executive Officers and Directors

      On October 29, 1996, the Company entered into a renewable one year Employment Agreement with Irwin Horowitz, pursuant to which the Company agreed to pay Irwin Horowitz a salary of $125,000, together with an annual incentive bonus equal to a percentage, which ranges from 6% to 18%, of the Company's pre-tax profits. This Agreement was terminated pursuant to the Purchase Agreement.

      The following sets forth the annual and long-term compensation for services in all capacities to the Company for the fiscal year ended November 30, 2005 paid to the Company's Chief Executive Officer ("CEO") and the Company's four most highly compensated executive officers, if any, other than the CEO whose total compensation during fiscal year 2005 exceeded $100,000 and who were serving as executive officers at the end of the 2005 fiscal year (collectively, the "Named Executive Officers").

EXECUTIVE COMPENSATION IN LAST FISCAL YEAR

                                                                                  Long Term Compensation
                                                                       --------------------------------------------
                                     Annual Compensation                      Awards               Payouts
                               ---------------------------------       --------------------        -------
                                             Non-Cash                  Restricted  Options/        LTIP       All
Name & Position      Year      Salary        Bonus       Other         Stock       SARs            Payouts    Other
---------------      ----      ------        -----       -----         -----       --------        -------    -----
Irwin A. Horowitz
Chairman, CEO &
President            2005      $125,000(1)   None        None          None        15,613,097(2)   None       None

(1) Mr. Horowitz's salary for 2005 was accrued and was waived pursuant to the Stock Purchase Agreement between Mr. Horowitz and Mr. Juxiang Yu.

(2) The options granted to Mr. Horowitz were cancelled pursuant to the Stock Purchase Agreement between Mr. Horowitz and Mr. Juxiang Yu.

STOCK OPTION GRANTS IN LAST FISCAL YEAR

      The following table sets forth stock options granted to the Named Executive Officers during the 2005 fiscal year.

                       Number of Options         % of Total Options
                       Granted in Fiscal         Granted to Employees      Exercise      Expiration       Grant
Name                   Year ended 11/30/05       in Fiscal Year 2005       ($/Share)     Date             Value $
-----------------------------------------------------------------------------------------------------------------
Irwin A. Horowtiz         10,000,000                    100                  .0001                         1,000

OPTION EXERCISES DURING AND STOCK OPTIONS HELD AT END OF 2005 FISCAL YEAR

      The following table indicates the total number and value of exercisable stock options held by the Named Executive Officers during the 2005 fiscal year.

                                                                                  Value of Unexercised
                       Number of Unexercised                                      In-The-Money Options
                       Options at Fiscal Year End                                  At Fiscal Year End
Name                   Exercisable    Unexercisable                       Exercisable               Unexercisable
-----------------------------------------------------------------------------------------------------------------
Irwin Horowitz         15,613,097          0                                 .0001                        0

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Pursuant to the Stock Transaction, Ming Yang acquired 5,024,400 shares of the Company's common stock. After giving effect to the Merger Transaction, Ming Yang is the owner of a total of 5,024,400 shares of the 27,017,262 shares of the Company's common stock issued and outstanding, constituting, in the aggregate, 18.6% of the issued and outstanding shares of the Company's common stock.

                COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

      Section 16(a) of the Exchange Act, as amended, requires the Company's executive officers, directors and persons who beneficially own more than 10% of Claremont's common stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC. Executive officers, directors, and greater-than-ten percent holders are required to furnish DFAX with copies of all Section 16(a) forms they file. Based solely on its review of such forms received by it, except as provided below, the Company believes that all filing requirements applicable to its directors, executive officers and beneficial owners of 10% or more of the common stock have been complied with.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the report to be signed on its behalf by the undersigned thereto duly authorized.

                                                  DIVERSIFAX, INC.


Dated: January 4, 2007                            By: /s/ Ming Yang
                                                  ------------------------------
                                                  Name: Ming Yang
                                                  Title: Chief Executive Officer